FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [_]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. on February 16, 2007 announcing the sale of one of its Capesize dry bulk carriers and that it has entered into a time charter contract with Cargill International S.A. for one of its Panamax vessels.

                                                                       Exhibit 1



                                                 Corporate Contact:
                                                 Ioannis Zafirakis
                                                 Director and Vice-President
                                                 Telephone: + 30-210-9470100
                                                 izafirakis@dianashippinginc.com

For Immediate Release
---------------------

                                                 Investor and Media Relations:
                                                 Edward Nebb
                                                 Euro RSCG Magnet
                                                 Telephone: + 1-212-367-6848
                                                 ed.nebb@eurorscg.com

              DIANA SHIPPING INC. ANNOUNCES SALE OF CAPESIZE VESSEL

   SIGNS LONG TERM TIME CHARTER AGREEMENT WITH CARGILL FOR ITS PANAMAX VESSEL

ATHENS, Greece, February 16, 2007 - Diana Shipping Inc. (NYSE:DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has signed a Memorandum of Agreement with an unaffiliated third party for the sale of one of its Capesize dry bulk carriers, the Pantelis SP, for the price before commissions of $81 million. The vessel, is expected to be delivered to its new owners in early July 2007. The Pantelis SP is a 169,883 dwt Capesize bulk carrier built in 1999 that the Company purchased in February 2005 for a contract price of $63.5 million.

The Company also announced that it has entered into a time charter contract with Cargill International S.A. for one of its Panamax vessels, the Clio, for a period of minimum 23 to maximum 25 months at a gross daily charter of $27,000. The time charter contract is expected to commence on or about February 25, 2007. The Clio is a 73,691 dwt Panamax dry bulk carrier built in 2005.

Diana Shipping Chairman and Chief Executive Officer,  Simeon Palios,  commented:
"It is the intention of the Company to apply the proceeds from the sale of its oldest vessel towards the purchase of the new Capesize vessel, the Semirio, whose purchase price is only $17 million more than the sale price of Pantelis SP. Our shareholders should also note that the delivery of Pantelis SP to its new owners is expected to occur in early July, and until that time the Company will continue to receive revenues from the vessel. As far as the new charter of Clio is concerned, this indicates once again that we are committed to increasing the visibility of our earnings by taking advantage of favorable market conditions and locking in healthy rates."

Upon completion of sale of Pantelis SP and including other vessels under construction, the Company's fleet will consist of thirteen Panamax and four Capesize dry bulk carriers. The weighted average age without taking into account the vessels under construction will be 3.2 years.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.


Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  February 21, 2007                        By: /s/ Anastassis Margaronis
                                                     --------------------------
                                                         Anastassis Margaronis
                                                         President







SK 23159 0002 749522